Filed by PGT Innovations, Inc.

(Commission File No.: 001-37971)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Masonite International Corporation

(Commission File No.: 001-11796)

The following communication was sent via email to all PGT Innovations, Inc. (“PGTI”) employees on behalf of Jeff Jackson, President and Chief Executive Officer of PGTI, on December 18, 2023:

TEAM,

We are pleased to share that we have entered into a definitive agreement for PGT Innovations to become a part of Masonite International Corp. (NYSE: DOOR), for a combination of $33.50 in cash and $7.50 in common shares of Masonite with a total transaction value of $3.0 billion. As you may know, Masonite is a leading global designer, manufacturer, marketer and distributor of interior doors and premium door systems. Masonite is also our neighbor, and we share deep roots in the great state of Florida. You can find our announcement press release here https://ir.pgtinnovations.com/press-releases/2023/12-18-2023-120103098.

This marks the beginning of an exciting new chapter for us at PGTI. It is important to know that our Board and management team carefully evaluated a number of potential paths forward for our company and determined that this transaction is the best choice for PGTI and our shareholders, customers, and team members. We are confident that combining with Masonite will enable us to further grow and diversify our portfolio and become a leading, nationwide provider of premium door and window solutions with over $4 billion in combined revenue.

For almost 100 years, Masonite has been a leading global designer, manufacturer, marketer and distributor of interior and exterior doors, door systems and components for new construction as well as renovation and remodeling in residential and non-residential building construction markets. By combining Masonite’s and PGTI’s complementary door and window solutions, we will have an enhanced product, geographic and end-market mix with meaningful opportunities in both renovation/repair/remodel (RRR) and new home construction. We will also have opportunities for more distribution channels to better serve an expanded customer base. Masonite also shares our people-first culture, which will be critical as we look forward to working together.

Today’s news is a clear testament to the talent and dedication of our team members around the country, who have continued to do an outstanding job of facilitating growth and serving customers while navigating economic headwinds. I am incredibly proud of how we continue to lead, thrive and support each other – and I am confident that this combination will create new opportunities for our people and enable us to do more for customers.

What This Means For You

While today’s announcement is an important milestone, it will be business as usual at PGTI until the transaction closes, which is expected to be in the middle of 2024, subject to regulatory approval and approval by PGTI stockholders. This is just the first step in the process.

Our customer focus and determination are what have gotten us to this point, and the best thing all of us can do now is to stay focused on our day-to-day responsibilities, serving customers and producing the high-quality products that we are known for. Importantly, any unvested equity you currently hold will vest upon closing of the transaction, provided you remain employed with the company through that date.

Today’s news may generate media interest, and it is important we speak with one voice. If you receive any inquiries from outside parties, please direct media inquiries to PGTI@fgsglobal.com and inquiries from investors, customers or other third parties to Craig Henderson (CHenderson@pgtinnovations.com).

Next Steps

We’ll be hosting a Town Hall today, where you’ll hear directly from me and the rest of our leadership team. Please do not hesitate to reach out to your manager with any immediate questions.

PGTI and Masonite remain separate companies and nothing about the way we work will change. We are committed to keeping you informed.

Thank you for your hard work and dedication, and for being PGTI team members. Without you, we wouldn’t be where we are today. Together, we have created an exceptional company with a bright future.

President & Chief Executive Officer

PGT Innovations

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between PGT Innovations, Inc. (“PGTI”) and Masonite International Corporation (“Masonite”), PGTI and Masonite will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by Masonite that will include a proxy statement of PGTI that also constitutes a prospectus of Masonite. A definitive proxy statement/prospectus will be mailed to stockholders of PGTI. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that PGTI or Masonite (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND DENBURY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about PGTI or Masonite, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by PGTI will be available free of charge on PGTI’s internet website at www.ir.PGTInnovations.com under the tab “Financial Information” and then under the tab “SEC Filings” or by contacting PGTI’s Investor Relations Department using the form provided under the “Investor Contact” tab. Copies of the documents filed with the SEC by Masonite will be available free of charge on Masonite’s internet website at https://investor.masonite.com/Investors/financial-reports/sec-filings/ or by directing a request to Marcus Devlin, Director, Investor Relations, at mdevlin@masonite.com or 813-371-5839. The information included on, or accessible through, PGTI’s or Masonite’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Masonite, PGTI, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of PGTI in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of Masonite and PGTI and other persons who may be deemed to be participants in the solicitation of stockholders of PGTI in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about Masonite, the directors and executive officers of Masonite and their ownership of Masonite common shares is also set forth in the definitive proxy statement for Masonite’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 29, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/893691/000119312523083032/d326829ddef14a.htm), and other documents subsequently filed by Masonite with the SEC. Information about the directors and executive officers of Masonite, their beneficial ownership of common shares of Masonite, and Masonite’s transactions with related parties is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” included in Masonite’s annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 28, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/893691/000089369123000013/door-20230101.htm), in Masonite’s Current Report on Form 8-K filed with the SEC on May 12, 2023 (and which is available at https://www.sec.gov//Archives/edgar/data/893691/000089369123000037/door-20230511.htm), and in the sections entitled “Proposal 1: Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Party Transactions” included in Masonite’s definitive proxy statement for Masonite’s 2023 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 29, 2023 and which is available at https://www.sec.gov/Archives/edgar/data/893691/000119312523083032/d326829ddef14a.htm).

Information about the directors and executive officers of PGTI and their ownership of PGTI common stock is also set forth in PGTI’s definitive proxy statement in connection with its 2023 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000119312523126009/d442491ddef14a.htm), PGTI’s Current Report on Form 8-K filed with the SEC on July 3, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000095010323009816/dp196528_8k.htm), and PGTI’s Current Report on Form 8-K filed with the SEC on November 6, 2023 (and is available at https://www.sec.gov/Archives/edgar/data/1354327/000095010323016034/dp202537_8k.htm). Information about the directors and executive officers of PGTI, their ownership of PGTI common stock, and PGTI’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in PGTI’s annual report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 27, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000095017023004543/PGTI-20221231.htm), and in the sections entitled “Board Highlights” and “Security Ownership of Certain Beneficial Owners and Management” included in PGTI’s definitive proxy statement in connection with its 2023 Annual Meeting of Stockholders, as filed with the SEC on April 28, 2023 (and which is available at https://www.sec.gov/Archives/edgar/data/1354327/000119312523126009/d442491ddef14a.htm). Additional information regarding the interests of such participants in the solicitation of proxies in respect of the Transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available These documents can be obtained free of charge from the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the 1933 Act.

Forward-Looking Statements

This communication contains certain statements that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 (the “1933 Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these statements and other forward-looking statements in this document by words such as “may,” “will,” “should,” “can,” “could,” “anticipate,” “estimate,” “expect,” “predict,” “project,” “future,” “potential,” “intend,” “plan,” “assume,” “believe,” “forecast,” “look,” “build,” “focus,” “create,” “work,” “continue,” “target,” “poised,” “advance,” “drive,” “aim,” “forecast,” “approach,” “seek,” “schedule,” “position,” “pursue,” “progress,” “budget,” “outlook,” “trend,” “guidance,” “commit,” “on track,” “objective,” “goal,” “strategy,” “opportunity,” “ambitions,” “aspire” and similar expressions, and variations or negative of such terms or other variations thereof. Words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such statements regarding the transactions contemplated by the Merger Agreement (including the Merger) (the “Transaction”), including the expected time period to consummate the Transaction, the anticipated benefits (including synergies) of the Transaction and integration and transition plans, opportunities, anticipated future performance, expected share buyback programs and expected dividends. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Masonite International Corporation, a British Columbia corporation (“Masonite”), and PGT Innovations, Inc., a Delaware corporation (“PGTI”), that could cause actual results to differ materially from those expressed in such forward-looking statements. Key factors that could cause actual results to differ materially include, but are not limited to, the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction; the ability to successfully integrate the businesses of the companies, including the risk that problems may arise in successfully integrating the such businesses, which may result in the combined company not operating as effectively and efficiently as expected; the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the possibility that PGTI’s stockholders may not approve the Transaction; the risk that the anticipated tax treatment of the Transaction is not obtained; the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the Transaction; the risk that any announcements relating to the Transaction could have adverse effects on the market price of Masonite’s or PGTI’s common shares; the risk that the Transaction and its announcement could have an adverse effect on the parties’ business relationships and business generally, including the ability of Masonite and PGTI to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers, and on their operating results and businesses generally; the risk of unforeseen or unknown liabilities; customer, shareholder, regulatory and other stakeholder approvals and support; the risk of unexpected future capital expenditures; the risk of potential litigation relating to the Transaction that could be instituted against Masonite and/or PGTI or their respective directors and/or officers; the risk that the combined company may be unable to achieve cost-cutting or revenue synergies or it may take longer than expected to achieve those synergies; the risk that the combined company may not buy back shares; the risk associated with third party contracts containing material consent, anti-assignment, transfer or other provisions that may be related to the Transaction which are not waived or otherwise satisfactorily resolved; the risk of receipt of required Masonite Board of

Directors’ authorizations to implement capital allocation strategies; the risk of rating agency actions and Masonite’s and PGTI’s ability to access short- and long-term debt markets on a timely and affordable basis; the risk of various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, cybersecurity attacks, security threats and governmental response to them, and technological changes; the risks of labor disputes, changes in labor costs and labor difficulties; and the risks resulting from other effects of industry, market, economic, legal or legislative, political or regulatory conditions outside of Masonite’s or PGTI’s control. All such factors are difficult to predict and are beyond our control, including those detailed in Masonite’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on Masonite’s website at https://www.masonite.com and on the Securities and Exchange Commission (the “SEC”) website at http://www.sec.gov, and those detailed in PGTI’s annual reports on Form 10-K, quarterly reports on Form 10-Q and Current Reports on Form 8-K that are available on PGTI’s website at https://pgtinnovations.com and on the SEC website at http://www.sec.gov. PGTI’s forward-looking statements are based on assumptions that PGTI’s believes to be reasonable but that may not prove to be accurate. Other unpredictable or factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Masonite nor PGTI assumes an obligation to update any forward-looking statements, except as required by applicable law. These forward-looking statements speak only as of the date hereof.